UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR EXTENSION OF TIME

(Pursuant to Rule 8b-25 under the Investment Company Act of 1940, as amended)

811-05968

_________________________________________

Investment Company Act File Number

John Hancock High Yield Municipal Bond Fund

A series of JOHN HANCOCK MUNICIPAL SECURITIES TRUST

__________________________________________

(Exact Name of Registrant as Specified in Its Charter)

Massachusetts _______________________________ (State of Incorporation or Organization)	John Hancock High Yield Municipal Bond Fund: 76-0235997 _____________________________ (I.R.S. Employer Identification No.)
601 Congress Street Boston, Massachusetts _______________________________ (Address of Principal Executive Office)	02210-2805 ___________________ (Zip Code)
(617) 663-4324 ____________________________________ (Registrant's telephone number)

BOS-1048590 v2

PART I

RULE 8b-25

The John Hancock Municipal Securities Trust (the “Trust”) on behalf of its series: John Hancock High Yield Municipal Bond Fund (the “Fund”) files this Application for Extension of Time pursuant to Rule 8b-25 under the Investment Company Act of 1940, as amended (the "Investment Company Act") (17 CFR 270.8b-25), respectfully requesting that the date for the timely filing of the Fund’s Quarterly Schedule of Portfolio Holdings of Registered Management Investment Company on Form N-Q ("Form N-Q"), which is filed pursuant to Rule 30b1-5 under the Investment Company Act, be extended from January 29, 2007 to March 30, 2007 as provided in Rule 8b-25.

Due to a recent discovery of accounting issues related to financial statement presentation of derivative instruments commonly known as inverse floaters, the Fund is not able to finalize the presentation of these investments in its schedule of portfolio holdings for a timely filing of its Form N-Q. The Fund’s Form N-Q will be completed and filed with the Securities and Exchange Commission as soon as practicable.

Rule 8b-25 under the Investment Company Act permits a registered investment company to file an application for an extension of time if it is impractical to furnish a required report. The facts and circumstances described above clearly indicate that it is impractical for the Fund to furnish a Form N-Q by January 29, 2007. Further, the Fund strongly believes that the requested relief is consistent with the policies and purposes of the Investment Company Act as well as the protection of investors.

PART II

OTHER INFORMATION

(1)	Name and telephone number of person to contact with respect to this notification:

Gordon M. Shone	617	663-2168
(Name)	(Area Code)	(Telephone Number)

SIGNATURES

The registrant has duly caused this application to be signed on its behalf by the undersigned, thereto duly authorized, this 29th day of January 2007.

By:	/s/ Gordon M. Shone
Gordon M. Shone
Treasurer

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